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The Fund changed the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Amounts have been reclassified to reflect an increase in paid-in capital of $316,862,372. Accumulated net realized gaon on investments was decreased by the same amount.